Itaú Unibanco Holding S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: February 2010

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform the capital market entities that during the month of February 2010, Itaú Unibanco did not trade any of its own shares for treasury.

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau-unibanco.com.br/ir).

São Paulo-SP, March 8, 2010.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer